UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Quiksilver, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74838C106

(CUSIP Number)

April 5, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[X]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74838C106

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entitities only).

Offshore Exploration and Production, LLC
26-4004696

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization		Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		5. Sole Voting Power	0

		6. Shared Voting Power	9,081,590 shares of Common Stock (7.0%)

		7. Sole Dispositive Power	0

		8. Shared Dispositive Power	9,081,590 shares of Common Stock (7.0%)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

For the Reporting Person listed on this page, 9,081,590 shares of Common Stock; for all Reporting Persons as a group, 9,319,790 shares of Common Stock (7.2%)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). [ ]

11.	Percent of Class Represented by Amount in Row (9) 7.0%

12.	Type of Reporting Person (See Instructions): 00 (limited liability company)

(Page 2 of 8 Pages)

CUSIP No. 74838C106

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entitities only).

Mr. William Kallop

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization		United States

Number of Shares Beneficially Owned by Each Reporting Person With:		5. Sole Voting Power	0

		6. Shared Voting Power	9,081,590 shares of Common Stock (7.0%)

		7. Sole Dispositive Power	0

		8. Shared Dispositive Power	9,081,590 shares of Common Stock (7.0%)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

For the Reporting Person listed on this page, 9,081,590 shares of Common Stock; for all Reporting Persons as a group, 9,319,790 shares of Common Stock (7.2%)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). [ ]

11.	Percent of Class Represented by Amount in Row (9) 7.0%

12.	Type of Reporting Person (See Instructions): IN

(Page 3 of 8 Pages)

CUSIP No. 74838C106

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entitities only).

Mr. Brooks Kallop

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization		United States

Number of Shares Beneficially Owned by Each Reporting Person With:		5. Sole Voting Power	125,700 shares of Common Stock (0.1%)

		6. Shared Voting Power	0

		7. Sole Dispositive Power	125,700 shares of Common Stock (0.1%)

		8. Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

For the Reporting Person listed on this page, 125,700 shares of Common Stock; for all Reporting Persons as a group, 9,319,790 shares of Common Stock (7.2%)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). [ ]

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions): IN

(Page 4 of 8 Pages)

CUSIP No. 74838C106

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entitities only).

Mr. Brent Kallop

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization		United States

Number of Shares Beneficially Owned by Each Reporting Person With:		5. Sole Voting Power	112,500 shares of Common Stock (0.1%)

		6. Shared Voting Power	0

		7. Sole Dispositive Power	112,500 shares of Common Stock (0.1%)

		8. Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

For the Reporting Person listed on this page, 112,500 shares of Common Stock; for all Reporting Persons as a group, 9,319,790 shares of Common Stock (7.2%)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). [ ]

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions): IN

(Page 5 of 8 Pages)

Item 1.

(a)	Name of Issuer

Quiksilver, Inc.

(b)	Address of Issuer’s Principal Executive Offices

15202 Graham Street , Huntington Beach CA 92649

Item 2.

(a)	Name of Person Filing

Offshore Exploration and Production, LLC; Mr. William Kallop; Mr. Brooks Kallop; Mr. Brent Kallop

(b)	Address of Principal Business Office or, if none, Residence

13430 Northwest Freeway (Hwy 290), Suite 800, Houston, TX  77040

(c)	Citizenship

Delaware (Offshore Exploration and Production, LLC; United States (Messrs. William, Brooks and Brent Kallop)

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number:

74838C106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

(a) [ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) [ ]	An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f) [ ]	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(g) [ ]	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(Page 6 of 8 Pages)

(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ]	Group, in accordance with §240.13d-l(b)(l)(ii)(J).

Item 4.	Ownership.

The Reporting Person in the aggregate, beneficially own 9,319,790 shares of the Common Stock of the Issuer, constituting approximately 7.2 % of the shares reported by the Issuer to be outstanding.

The information set forth on pages 2, 3, 4 and 5 hereof regarding the number of shares of Common Stock as to which each Reporting Persons has sole or shared voting or dispositive power is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

Exhibit 1 hereto is the Joint Filing Agreement among the Reporting Persons dated April 15, 2010 pursuant to which the Reporting Persons have authorized this joint filing and amendments as a group.  The information set forth in Exhibit 1 as to the identity of each member of the group is incorporated herein by reference.

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(Page 7 of 8 Pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OFFSHORE EXPLORATION AND PRODUCTION, LLC

April 15, 2010	By:	/s/ Brooks Kallop
Brooks Kallop
Vice President

April 15, 2010		/s/ William Kallop
William Kallop

April 15, 2010		/s/ Brooks Kallop
Brooks Kallop

April 15, 2010		/s/ Brent Kallop
Brent Kallop

(Page 8 of 8 Pages)